Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

R. Milton Johnson

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) dated September 10, 2018 is entered into by and between HCA Healthcare, Inc. (“HCA” or the “Company”) and R. Milton Johnson (the “Executive”).

In connection with the merger pursuant to that certain Agreement and Plan of Merger by and among HCA Inc., Hercules Holding II, LLC and Hercules Acquisition Corporation, dated July 24, 2006 (such transaction being the “Merger”), the Company entered into an employment agreement with Executive embodying the terms of his employment, effective as of the consummation of the Merger (the “Closing”) on November 17, 2006, as amended on February 9, 2011, January 1, 2014, December 31, 2014 and January 27, 2016 (as amended, the “Original Agreement”); and

In connection with the retirement of Executive as the Chief Executive Officer of HCA effective December 31, 2018 (the “Effective Date”) and the Executive’s continuing to provide services to HCA as the Chairman of HCA through the 2019 Annual Meeting of Shareholders of HCA and as Executive Advisor through December 31, 2019, HCA and Executive desire to amend and restate the Original Agreement in its entirety as set forth in this Agreement, such amendment and restatement to be effective as of the Effective Date (except as otherwise provided herein).

In consideration of the promises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1.      Term of Employment; Effectiveness. Executive shall continue to be employed by HCA Management Services, L.P., an affiliate of HCA, on the terms and subject to the conditions set forth in this Agreement for a period beginning on the Effective Date and ending on December 31 2019 (the “Term”).

2.      Position.

a.      During the Term, Executive shall serve as the Chairman of HCA through the 2019 Annual Meeting of Shareholders of HCA and as Executive Advisor through December 31, 2019. In such positions, Executive shall have such duties, authority and responsibility as shall be required by and otherwise attendant to the office of Chairman and role of Executive Advisor and such other duties, authority and responsibility as shall be determined from time to time by the Board of Directors of HCA (the “Board”). Executive shall continue to serve as a member of the Board through the 2019 Annual Meeting of Shareholders of HCA. Upon the expiration of the Term or the earlier termination of this Agreement for any reason, Executive shall be deemed resigned as an officer and employee of HCA and its affiliates effective immediately upon such event.

b.      During the Term, Executive will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, taking into consideration the provisions of Section 2(c) below, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 7.

c.      It is the intent of the parties that Executive’s retirement from the Chief Executive Officer role and the expected reduced time commitments to HCA following the Effective Date shall cause a “separation from service” with the Company, within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), as of the Effective Date. Accordingly, following the Effective Date, Executive in his roles as Chairman and Executive Advisor will not provide a level of service that exceeds 20% of the average level of services performed by the Executive to the Company during the thirty-six month period immediately preceding the Effective Date.

3.      Base Salary. During the Term, HCA shall pay Executive a base salary at the monthly rate of $125,000, or such other amount as mutually agreed by Executive and HCA, payable in accordance with HCA’s normal payroll practices (the “Base Salary”).

4.      Annual Bonus; Equity Participation.

a.      Executive shall be entitled to the full amount of any annual bonus earned, but unpaid, as of the Effective Date for the year ended December 31, 2018 under the HCA Healthcare, Inc. 2018 Senior Officer Performance Excellence Program (the “PEP”), which shall be paid to Executive in accordance with HCA’s normal payroll practices (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement with HCA).

b.      Executive shall be eligible to earn, pursuant to an annual bonus program to be adopted by the Board, an annual bonus for calendar year 2019 (which shall, to the extent practicable, be paid to Executive in accordance with HCA’s normal payroll practices), with an annualized “target” bonus payout of $750,000, or such other amount as mutually agreed by Executive and HCA, to be determined by the compensation committee of the Board or subcommittee thereof (the “Compensation Committee”). This bonus opportunity will generally be administered pursuant to the PEP or successor program.

c.      During the Term, and provided Executive is providing services at such time pursuant to this Agreement, Executive shall be eligible to receive additional grants under, and otherwise to participate in, any equity incentive plan maintained by the Company, pursuant to which, on or about the date the Company grants annual equity awards to its executive officers for calendar year 2019, Executive shall receive a grant of restricted stock units of HCA with a grant date value of $750,000, which shall vest 100% upon the expiration of the Term.

5.      Employee Benefits; Business Expenses.

a.      During the Term:

 (i)      Executive shall be entitled to participate in HCA’s pension, welfare benefit and perquisite plans as in effect from time to time for employees of HCA (such plans and benefits in which he shall participate, collectively the “Employee Plans” or “Employee Benefits”) subject to the terms thereof. The accrued benefits under the terms of the relevant plan and any elections properly filed thereunder shall be paid to Executive pursuant to the terms of such Employee Plans.

 (ii)      Reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by HCA in accordance with HCA’s policies. During the Term, HCA shall also provide Executive with Director’s and Officer’s indemnification and insurance coverage to the extent that the Board determines to be reasonable, in its sole discretion, for a company of the nature and size of HCA.

b.      The Company shall provide or, at the Company’s election, reimburse Executive monthly for reasonable shared clerical support. This arrangement shall continue for five (5) years after the Term or upon the earlier written notice by Executive or immediately upon written notice by the Company following Executive’s termination for Cause (as defined below) or any uncured breach of his covenants set forth in Section 7 or 8 below.

c.      All reimbursements and in-kind benefits described in this Section 5 shall be made within the time periods set forth in Treasury Reg. § 1.409A-3(i)(1)(iv) to the extent applicable and no right to reimbursement may be liquidated.

6.      Retirement; Termination. Notwithstanding any other provision of this Agreement, the options, stock appreciation rights or restricted share units granted under the 2006 Stock Incentive Plan for Key Employees of HCA Holdings, Inc. and its Affiliates, as amended and restated, HCA’s shareholder’s agreement or any other related agreements executed by Executive in connection with the Closing (such agreements, excluding this Agreement, collectively, the “Equity Agreements”), the provisions of this Section 6 shall exclusively govern Executive’s rights upon termination of employment with the Company and its affiliates; provided that, except as modified below, the Equity Agreements shall remain in full force and effect in accordance with their terms.

a.      Effective as of the expiration of the Term or Executive’s sooner voluntary termination for any reason (including by reason of death or disability, but other than for Good Reason (as defined below)):

(i)      Executive shall be entitled to receive:

(A)      any Base Salary earned, but unpaid, through the date of termination;

(B)      any annual bonus earned, but unpaid, for the year ended December 31, 2018 under the PEP as of the date of termination, paid in accordance with Section 4(a);

(C)      a pro rata portion of the annual bonus, if any, that Executive would have been entitled to receive pursuant to Section 4(b) hereof for the year in which the termination occurs, based upon HCA’s actual results for the year of termination and the percentage of the year that shall have elapsed through the date of Executive’s termination of employment, payable to Executive pursuant to Section 4(b) had Executive’s employment not terminated;

(D)      vesting of a pro rata portion of the restricted stock units Executive would have been entitled to receive pursuant to Section 4(c) hereof, based upon the percentage of the year that shall have elapsed through the date of Executive’s termination of employment;

(E)      reimbursement, within sixty (60) days following submission by Executive to HCA of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Executive in accordance with HCA policy prior to the date of Executive’s termination; so long as claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to HCA within ninety (90) days following the date of Executive’s termination of employment; and

(F)      such Employee Benefits as to which Executive may be entitled under the terms thereof.

(ii)      For the avoidance of doubt, Executive shall continue to vest in any outstanding equity grants under any equity incentive plan maintained by the Company pursuant to the terms of such award agreements through continued service during the Term.

b.      If during the Term Executive’s employment is terminated by the Company without Cause (other than by reason of Executive’s disability), or if Executive voluntarily resigns with Good Reason, Executive shall be entitled to receive the amounts and benefits described in Section 6(a) above, plus, subject to Executive’s execution and delivery of a general release of claims against the Company and its affiliates in a form reasonably acceptable to the Company and Executive’s continued compliance with the provisions of Sections 7 and 8, (i) vesting of 100% of the restricted stock units granted to Executive pursuant to Section 4(c) hereof and (ii) an amount (if any) equal to the Executive’s Base Salary that would have been otherwise payable through the end of the Term (which additional amount shall be paid no later than sixty (60) days following the date of Executive’s termination of employment, provided, that the general release described above shall have been received by the Company and all applicable revocation periods shall have expired by such sixtieth (60th) day; and, provided further, that if Executive’s employment terminates within the last sixty (60) days of a calendar year, if necessary to comply with Section 409A of the Code, such payment shall not be made prior to the first day of the next succeeding calendar year; and, provided further, that in the event any amounts must be paid over the two year period described in Section 7(c)(iii)(B) of the Original Agreement in order to comply with Section 409A of the Code, such payments shall be made in compliance with Section 409A of the Code (including any exceptions thereto as provided in Section 10(n) hereof)).

c.      If Executive’s employment is terminated by the Company for Cause, Executive shall only be entitled to receive the amounts and benefits described in Section 6(a)(i)

above, except that amount provided in Section 6(a)(i)(C) (relating to annual bonus) shall not be paid and the restricted stock units provided in Section 6(a)(i)(D) (relating to restricted stock units) shall not vest.

d.      For purposes of this Agreement, “Good Reason” shall mean:

(i)      (I) a reduction in Executive’s Base Salary or bonus opportunities (taking into consideration equity grants under Section 4(c) hereunder as well) or (II) the reduction of benefits payable to Executive under any deferred compensation plan, in each case other than any reduction due to investment performance or as a result of normal changes in interest rates used for determining benefits (although not including any change in methodology for determining such interest rate) or any isolated, insubstantial and inadvertent failure by the Company that is not in bad faith and is cured within ten (10) business days after Executive gives the Company written notice of such event; or

(ii)      a substantial diminution in Executive’s title, duties and responsibilities, other than any isolated, insubstantial and inadvertent failure by the Company that is not in bad faith and is cured within ten (10) business days after Executive gives the Company written notice of such event; or

(iii)      a transfer of Executive’s primary workplace to a location that is more than twenty (20) miles from his or her workplace as of the date of this Agreement.

For avoidance of doubt, Executive’s change in title, duties, responsibilities, compensation (including Base Salary and bonus opportunities) and benefits as contemplated by this Agreement shall not be deemed Good Reason for purposes of the Original Agreement (or this Agreement).

e.      For purposes of this Agreement and the Equity Agreements, “Cause” shall mean Executive’s:

(i)      willful and continued failure to perform his or her material duties with respect to the Company or its subsidiaries which continues beyond ten (10) business days after a written demand for substantial performance is delivered to Executive by the Company (the “Cure Period”); or

(ii)      willful or intentional engaging by Executive in material misconduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or its affiliates which continues beyond the Cure Period (to the extent that, in the Board’s reasonable judgment, such misconduct or injury can be cured); or

(iii)      conviction of, or a plea of nolo contendere to, a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor for which a sentence of more than six months’ imprisonment is imposed; or

(iv)      willful and material breach of the Equity Agreements, or Executive’s engaging in any action in breach of the covenants set forth in Section 7, which continues beyond the Cure Period (to the extent that, in the Board’s reasonable judgment, such breach can be cured).

For purposes of this Section 6(e), an action will not be considered “willful” unless taken in bad faith or without the reasonable belief that it was in the best interest of HCA.

f.      Board/Committee Resignation. Effective as of the 2019 Annual Meeting of Shareholders of HCA or upon termination of Executive’s employment for any reason prior to the 2019 Annual Meeting of Shareholders of HCA, Executive agrees to resign, as of such date and to the extent applicable, from the board of directors (and any committees thereof) of the Company or any of the Company’s affiliates to which the Executive was appointed as a result of Executive’s employment with the Company.

7.      Non-Competition; Non-Solicitation.

a.      Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and, accordingly, agrees as follows:

(i)      During the Term and, for a period of twenty-four (24) months following the date Executive ceases to be employed hereunder for any reason (the “Restricted Period”), Executive will not directly or indirectly:

  (A)      engage in any business that competes with the business of the Company or its affiliates (including businesses which the Company or its affiliates have specific plans to conduct in the future, as to which the Company or its affiliates have taken steps towards commencing and as to which Executive has participated in such planning) in any geographical area where the Company or its affiliates manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services (a “Competitive Business”);

  (B)      enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

  (C)      acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

  (D)      interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Company or any of its affiliates and customers, clients, or suppliers of the Company or its affiliates.

(ii)      Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any Person engaged in the business of the Company or its affiliates which are publicly traded on a national or regional stock exchange or quotation system or on the over-the-counter market if Executive (x) is not a controlling person of, or a member of a group which controls, such person and (y) does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(iii)      During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

  (A)      solicit or encourage any employee of the Company or its affiliates to leave the employment of the Company or its affiliates; or

  (B)      hire any such employee who was employed by the Company or its affiliates as of the date of Executive’s termination of employment with the Company or who left the employment of the Company or its affiliates coincident with, or within one year prior to, the termination of Executive’s employment with the Company.

(iv)      During the Restricted Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Company or its affiliates any consultant then under contract with the Company or its affiliates.

b.      It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 7 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

8.      Confidentiality.

a.      Executive will not at any time (whether during or after Executive’s employment hereunder): (i) retain or use for the benefit, purposes or account of Executive or any other Person; or (ii) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information – including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals – concerning the past, current or future business, activities and operations of the Company, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

b.      “Confidential Information” shall not include any information that is (i) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (ii) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (iii) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment.

c.      Upon termination of Executive’s employment hereunder, Executive shall (i) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company, its subsidiaries or affiliates; (ii) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries (including Executive’s personal rolodex) that do not contain any Confidential Information; and (iii) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

9.      Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 7 or Section 8 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

10.      Miscellaneous.

  a.      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to conflicts of laws principles thereof.

  b.      Dispute Resolution. Except as otherwise provided in Section 9 of this Agreement, any controversy, dispute, or claim arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, including, without limitation, the validity, scope, and enforceability of this section, may at the election of any party, be solely and finally settled by arbitration conducted in Nashville, Tennessee, by and in accordance with the then existing rules for commercial arbitration of the American Arbitration Association, or any successor organization and with the Expedited Procedures thereof (collectively, the “Rules”). Each of the parties hereto agrees that such arbitration shall be conducted by a single arbitrator selected in accordance with the Rules; provided that such arbitrator shall be experienced in deciding cases concerning the matter which is the subject of the dispute. Any of the parties may demand arbitration by written notice to the other and to the Arbitrator set forth in this Section 10(b) (“Demand for Arbitration”). Each of the parties agrees that if possible, the award shall be made in writing no more than thirty (30) days following the end of the proceeding. Any award rendered by the arbitrator(s) shall be final and binding and judgment may be entered on it in any court of competent jurisdiction. Each of the parties hereto agrees to treat as confidential the results of any arbitration (including, without limitation, any findings of fact and/or law made by the arbitrator) and not to disclose such results to any unauthorized person. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. In the event of any arbitration with regard to this Agreement, each party shall pay its own legal fees and expenses, provided, however, that the parties agree to share the cost of the Arbitrator’s fees. If Executive substantially prevails on any of his substantive legal claims, then the Company shall pay all legal fees incurred by Executive to arbitrate the dispute, and all arbitration fees.

c.      Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive hereunder. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

d.      No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

e.      Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

f.      Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is (i) an affiliate of the Company, so long as such affiliate maintains sufficient assets to satisfy the Company’s obligation hereunder, (ii) a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such successor person or entity.

g.      No Set Off; No Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall not be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment, taking into account the provisions of Section 7 of this Agreement.

h.      Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

i.      Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three (3) days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to HCA Healthcare, Inc., to

HCA Healthcare, Inc.

One Park Plaza

Nashville, TN 37203

Attn: General Counsel

Telecopy: (615) 344-1531

If to Executive:

To the Executive’s address of record on the books of the Company.

j.      Prior Agreements. This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its affiliates.

k.      Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. The Company shall pay to Executive reasonable fees, and reimburse Executive’s reasonable related business expenses incurred by Executive in connection with Executive’s provision of such services. This provision shall survive any termination of this Agreement.

l.      Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

m.      Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

n.      Compliance with Section 409A. This Agreement is intended to comply with Section 409A of the Code and will be so interpreted. Furthermore, it is intended that each payment or installment of payments provided under this Agreement is a separate “payment” for purposes of Section 409A of the Code, and that each such payment satisfies, to the greatest extent possible, an exemption from the application of Section 409A of the Code, including those provided under Treasury Regulations 1.409A-1(b)(4) (regarding short-term deferrals), 1.409A-1(b)(9)(iii) (regarding the two-times, two year severance exception), and 1.409A-1(b)(9)(v) (regarding reimbursements and other separation pay). Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment hereunder Executive is a “specified employee” as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent the imposition of any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, the parties agree to restructure the payments or benefits to comply with Section 409A of the Code in a manner which does not diminish the value of such payments and benefits to the Executive.

o.      Equity Adjustment. The Company agrees to indemnify Executive against any adverse tax consequences (including, without limitation, under Section 409A of the Code), if any, that result from the adjustment by the Company of stock options, stock appreciation rights or restricted stock units held by the Executive in connection with the payment of any extraordinary cash dividends after the Closing.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

HCA HEALTHCARE, INC.	R. MILTON JOHNSON

/s/ John M. Steele	/s/ R. Milton Johnson
By: John M. Steele
Title: Senior Vice President and
Chief Human Resource Officer